SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Conmed Healthcare Management, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

20741M03

(CUSIP Number)

James H. Desnick, M.D.

Chairman of the Board

Medical Equity Dynamics, LLC

370 Ravine Drive

Highland Park, IL 60035

Telephone no. (847) 433-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 20741M03

(1)	Name of reporting person James H. Desnick, M.D.
(2)	Check the appropriate box if member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of reorganization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,202,261
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,202,261
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,202,261
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.6%
(14)	Type of reporting person (see instructions) IN

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2008 (as amended and supplemented, the “Statement”), relating to the common stock, $.0001 par value per share (“Common Stock”), of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”) beneficially owned by James H. Desnick, M.D. (“Desnick”).

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

On July 16, 2012, the Company announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 16, 2012, with Correct Care Solutions, LLC, a Kansas limited liability company (“Correct Care”), and Hanover Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Correct Care (“Hanover”). In accordance with the terms of the Merger Agreement, Hanover commenced a tender offer for all of the issued and outstanding shares of Common Stock on July 30, 2012.

On August 9, 2012, pursuant to the terms of the tender offer, Desnick tendered the 1,202,261 shares of Common Stock that he owned.

Item 5.	Interests in the Securities of the Issuer

Item 5 of the Statement is amended and supplemented as follows:

Desnick’s current beneficial ownership in the Company and the Company’s Common Stock is set forth on the cover pages to this Statement and is incorporated by reference into this Item 5. The ownership percentage appearing on such pages has been calculated based on a total of 14,001,463 shares outstanding as of July 25, 2012, as set forth in the Company’s Schedule 14D-9 dated July 30, 2012.

Desnick beneficially owns 1,202,261 shares of Common Stock of the Company, representing approximately 8.6% of the outstanding shares of Common Stock of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2012	/s/ James H. Desnick, M.D.
James H. Desnick, M.D.

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